UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

58 Broad St. Rd.
(No. and Street)

Manakin - Sabot (City) VA (State) 23103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd 2nd Floor (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura McGrath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James River Securities Corp, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Mary Lee Muse
NOTARY PUBLIC
Commonwealth of Virginia
Reg. # 7111855
My Commission Expires 2/28/2018

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

James River Securities Corp.

Financial Report
December 31, 2016

SEC ID 8-48270
Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC
DOCUMENT.

**Contents**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
James River Securities Corp.
Manakin-Sabot, Virginia

We have audited the accompanying financial statements of James River Securities Corp. (the "Company"), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of James River Securities Corp. as of December 31, 2016, and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Keiter

February 9, 2017
Glen Allen, Virginia

James River Securities Corp.

Statement Of Financial Condition

December 31, 2016

Assets

Cash	$	132,917
Fees Receivable		10,260
Prepaid Expenses		4,504
Total assets	$	**147,681**

Liabilities And Stockholders' Equity

Current Liabilities		
Accrued expenses	$	10,260
Stockholders' Equity		
Common stock, $1.00 par value, 1,000 shares authorized and outstanding		1,000
Paid-in capital		2,124,000
Retained earnings (deficit)		(1,987,579)
Total stockholders' equity		**137,421**
Total liabilities and stockholders' equity	$	**147,681**

See Accompanying Notes To Financial Statements.

James River Securities Corp.

Statement Of Operations

Year Ended December 31, 2016

Revenues		
Trailing Fee Revenue	$	4,891
Incentive Fees		8,956
Total revenues		13,847
Expenses		
Selling Fee Expense		13,847
Professional fees		19,967
Other expenses		7,235
Total expenses		41,049
Net loss	$	(27,202)

See Accompanying Notes To Financial Statements.

James River Securities Corp.

Statement Of Changes In Stockholders' Equity

Year Ended December 31, 2016

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total Equity
Balance at January 1, 2016	$1,000	$2,084,000	$(1,960,377)	$124,623
Capital contributions	-	40,000	-	40,000
Net loss	-	-	(27,202)	(27,202)
Balance at December 31, 2016	$1,000	$2,124,000	$(1,987,579)	$137,421

See Accompanying Notes To Financial Statements.

James River Securities Corp.

Statement Of Cash Flows

Year Ended December 31, 2016

Cash Flows From Operating Activities	
Net loss	$(27,202)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Fees Receivable	(5,810)
Prepaid Expenses	(2,825)
Accrued expenses	5,683
Net cash used in operating activities	(2,952)
Cash Flows From Financing Activities	
Contributions from stockholders	40,000
Net cash provided by financing activities	40,000
Net increase in cash	9,846
Cash, beginning of year	123,071
Cash, end of year	$ 132,917

See Accompanying Notes To Financial Statements.

James River Securities Corp.

Notes To Financial Statements

Note 1.   Nature of Business And Significant Accounting Policies

Nature of business: James River Securities Corp. (the Company) operates in Virginia as an introducing broker-dealer. The Company is registered as a broker/dealer under the rules and regulations of the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an Introducing Broker with the Commodity Futures Trading Commission (the CFTC) and is a member of the National Futures Association (NFA). The broker/dealer registration with the SEC permits the Company to conduct business primarily in direct participation programs on a best efforts basis and to act as a finder or marketing agent with respect to private placements.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Therefore, the Company does not have customer accounts and thus does not carry margin accounts, or receive customer funds or securities which it would have to transmit promptly in connection with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money to customers, nor does it have financial transactions between the broker or dealer and customers through which bank accounts have been designated as Special Accounts for the Exclusive Benefit of Customers of the Company.

A summary of the Company's significant accounting policies follows:

The Company follows principles generally accepted in the United States of America (GAAP).

Accounting estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting purposes. Management has determined that no allowance is necessary at December 31, 2016.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

A substantial portion of the Company's revenues in a year may be received from a small number of transactions or concentrated within an industry. During 2016, one customer comprised 100% of revenues and fees receivable.

Trailing revenue and expenses: The Company has ongoing revenue earned from previous placement transactions (Trailing Fees) that is recognized as earned on the terms of the underlying placement agreements, which are based on the net asset values of the private placement investments and may also include a component based on performance. Trailing Fees are recorded when earned. A portion of the Trailing Fees are paid to registered representatives of the Company based on a percentage of the fee revenue generated and are identified as Selling Fee Expense.

Income taxes: The Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company would recognize any interest and penalties on income taxes as a component of income tax expense in the statement of operations.

Note 2.   Related Party Transactions

The Company has no paid employees. The Company has a Service and Operations Agreement with James River Financial Corp (JRFC) dated December 19, 2014. The Company does not accrue charges for the services rendered by JRFC as per the Agreement. The Company adheres to and complies with NASD Notice 03-63 in order to be exempt from any expense sharing related charges.

Note 3.   Income Tax Status

The Company, with the consent of its stockholders, has elected to be taxed under Section 5 of federal and the Commonwealth of Virginia income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Management has evaluated the Company's tax positions for the open tax years and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Note 4.   Regulatory Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association. At December 31, 2016, the Company had net capital of $132,917 which was $82,917 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.08 to 1.

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

Note 5.   Guarantees

As permitted or required under Virginia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the managers or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of Virginia. The Company's Securities Investor Protection Corporation (SIPC) policy serves to further limit exposure.

Note 6.   Subsequent Events

Management has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2016 financial statements through February 9, 2017, which was the date the Company's financial statements were issued and determined that no events have occurred that would require disclosure in the financial statements.

Schedule I – Computation Of Net Capital Under SEC Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2016

Net Capital	
Stockholders' Equity	$137,421
Nonallowable assets	
Prepaid expenses	(4,504)
Total nonallowable assets	(4,504)
Net capital	$132,917
Aggregate Indebtedness	
Accrued expenses	$ 10,260

Computation of Basic Net Capital Requirements

Minimum net capital required (the greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Excess net capital	$ 82,917
Ratio of aggregate indebtedness to net capital	0.08 to 1

Statement Pursuant to Rule 17a-5(d)(4): There are no material differences between the above computation and the Company's Corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016 and pursuant to CFTC Rule 1.17.

See Report of Independent Registered Public Accounting Firm.

**Schedule II – Exemption Provision of Reserve Requirements
 Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934**

December 31, 2016

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm.

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
James River Securities Corp.
Manakin-Sabot, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) James River Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which James River Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) James River Securities Corp. stated that James River Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. James River Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about James River Securities Corp.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

February 9, 2017
Glen Allen, Virginia

Certified Public
Accountants & Consultants

4401 Dominion Boulevard
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

www.keitercpa.com

James River Securities Corp's Exemption Report

James River Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year from January 1, 2016 through December 31, 2016 without exception.

James River Securities Corp.

I, Laura McGrath, President, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



_____
Laura McGrath, President

2/9/17
_____
Date

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16(C)(5) FOR AN INTRODUCING BROKER REGISTERED UNDER CFTC REGULATION 3.10

Board of Directors
James River Securities Corp.
Manakin-Sabot, Virginia

In planning and performing our audit of the financial statements of James River Securities Corp. (the "Company"), as of and for the year ended December 31, 2016 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16(c)(5) of the Commodities Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in CFTC Regulation 1.16(d) which include a study of the accounting system, the internal accounting controls, the procedures for safeguarding customer and firm assets and in making periodic computations of the minimum financial requirements pursuant to CFTC Regulation 1.17(a)(1)(i)(d). Because the Company is not a futures commission merchant as defined by CFTC Regulation 1.3(p), we did not review the practices and procedures relating to daily computations of the segregation requirements required by Section 4d(a)(2) of the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. CFTC Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public
Accountants & Consultants

4401 Dominion Boulevard
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

www.keitercpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2016, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association and other regulatory agencies that rely on CFTC Regulation 1.16 under the Commodity Exchange Act in their regulation of introducing registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

February 9, 2017
Glen Allen, Virginia